DV Equities, LLC

Statement of Financial Condition
December 31, 2025

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70659

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DV EQUITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 S FINANCIAL PLACE, SUITE 2800

(No. and Street)

CHICAGO	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard J. Horgan	312-878-6785	rhorgan@dvtrading.co
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US

(Name – if individual, state last, first, and middle name)

30 S Wacker Drive, Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard J. Horgan _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DV Equities, LLC _____ , as of 12/31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
SANDRA EILEEN WYDERKA
Notary Public, State of Illinois
Commission No. 1013150
My Commission Expires July 7, 2029

Signature: _Richard Horgan_

Title:
Chief Financial Officer

Sandra Eileen Wyderka
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents



Report of Independent Registered Public Accounting Firm

Members of
DV Equities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of DV Equities, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
February 26, 2026



THE POWER OF BEING UNDERSTOOD
ASSURANCE | TAX | CONSULTING

DV Equities, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash	$	682,000
Receivable from clearing broker, net		262,634,000
Securities and derivatives owned		670,781,000
Other assets		20,000
Total assets	$	934,117,000

Liabilities and Member's Equity

Liabilities:		
Securities and derivatives sold, not yet purchased	$	886,425,000
Accounts payable and accrued expenses		129,000
Total liabilities		886,554,000
Member's equity		47,563,000
Total liabilities and member's equity	$	934,117,000

See notes to statement of financial condition.

Note 1.   **Nature of Operations and Significant Accounting Policies**

Nature of operations: DV Equities, LLC, (the Company), is a wholly owned subsidiary of DV Group, LLC (DV Group) and engages in trading futures, options on futures, equities, and equity options on U.S. exchanges. The Company does not have any customers.

The Company is a member of the Chicago Board Options Exchange, The Nasdaq Stock Exchange, and the CBOE Futures Exchange in the United States.

Accounting policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of Statement of financial conditions in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of financial conditions, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments are presented together due to the interrelated characteristics of the positions and recorded on trade date. Securities and derivatives owned by and sold, not yet purchased are carried at fair value.

Interest and dividends: Interest income and expense are recognized on the accrual basis. Dividend income and payments in lieu of dividends from securities sold, not yet purchased are recorded on the ex-dividend date.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. The Company does not file any tax returns, but its taxable income is reported as part DV Group's tax returns for the period January 1, 2025, to December 31, 2025. DV Group is a limited liability company whose income or loss is includable in the tax returns of its members. FASB provides guidance on how uncertain tax positions should be recognized, measured, disclosed, and presented in the Statement of financial conditions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing DV Group's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions for the prior three years.

Tax returns filed by DV Group, and the Company are generally subject to examination by federal and state taxing authorities for the past three years.

Offsetting of amounts related to certain contracts: When the requirements are met, the Company offsets certain fair value amounts recognized for cash collateral receivables and payables against fair value amounts recognized for derivative positions with the same counterparty. No derivative positions are offset for Statement of financial condition presentation purposes at December 31, 2025.

Business Segments: The Company accounts for operating segments in accordance with Accounting Standards Codification ("ASC") 280, Segment Reporting. Under ASC 280, an operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the entity's chief operating decision maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

The Company operates in a single reportable segment, which is the trading of futures, options on futures, equities, and equity options on U.S. exchanges. The CODM for the Company is the Director of Finance. The CODM evaluates the Company's performance based on financial information and reviews key metrics such as trading activity, profitability, and risk exposures across all operations to determine allocation of resources.

Receivable from Clearing Brokers: Amounts receivable from clearing brokers represent the cash balances and related amounts including unsettled trades, dividends receivable and payable, interest and futures open trade equity owed by or to clearing brokers arising from securities and futures transactions.

Other assets: Other assets of $20,000 primarily consist of prepaid assets, to which the Company paid in advance for services that will be received in the future.

Credit losses on financial assets: The Company evaluates financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses (CECL) model. Financial assets evaluated include cash and receivables from clearing brokers. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2025.

Recent Accounting Pronouncements: In November 2023, the FASB issued ASU No. 2023-07 ("ASU 2023-07"), Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures to improve reportable segment disclosure requirements, including requiring entities with a single reporting segment to provide disclosures required, and was adopted by the Company in 2024.

Note 2.   Receivable from Clearing Brokers

Receivable from clearing brokers consists of the following as of December 31, 2025:

	Receivables
Receivable from brokers	$ 261,955,000
Futures contracts- Open trade equity	679,000
Total	$ 262,634,000

Note 3.   Segment reporting

The trading segment derives revenue by trading futures, options on futures, equities, and equity options on U.S. exchanges.

The accounting policies used to measure the segment's profit or loss are consistent with those described in the summary of significant accounting policies. The measure of segment assets is reported on the statement of financial condition as total assets.

The CODM evaluates the Company's performance and allocates resources based on financial information. As a result, the Company's operations are managed and assessed as a single segment. The CODM uses net income, as reported in the statement of operations, to assess income generated from segment assets and excess net capital (refer to Note 10). This evaluation guides decisions on reinvesting profits into trading activities. Profitability is primarily assessed based on the changes in the fair value of trading assets and liabilities. The reported measures of profit or loss are consistent with those used internally by management and align with U.S. GAAP principles.

Note 4.   Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The Company's financial instruments are reported at fair value using quoted market prices. Exchange-traded futures and options on futures contracts are valued using exchange settlement prices. Financial instruments owned and

financial instruments sold, not yet purchased that are actively trading and traded on a national securities exchange are valued using the last reported sales price on the day of valuation.

The following summarizes the Company's assets and liabilities measured at fair value at December 31, 2025, using the fair value hierarchy:

	Level 1
Securities and derivatives owned:	
Options on futures contracts	52,000
Equity options	367,000
Equities	670,362,000
	670,781,000
Securities and derivatives sold, not yet purchased:	
Options on futures contracts	1,000
Equity options	373,000
Equities	886,050,000
	886,424,000

There were no Level 2 or 3 investments as of December 31, 2025.

The Company assesses the levels of the financial instruments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers among Levels 1, 2, and 3 during the year.

Substantially all the Company's other assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

The Company engages in proprietary trading of securities. As such, the Company holds itself out as willing to buy and sell securities for its own account on a regular and continuous basis in amounts specified by each respective exchange.

Note 5.   Commitments and Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. The Company defends against these claims and, in the opinion of management the results of these legal matters will not result in any material adverse effect on the Company's financial position.

Note 6.   Derivative Instruments

As of December 31, 2025, the Company's derivative activities consist of trading exchange-traded futures contracts, options on futures contracts, and equity options. These derivative contracts are recorded on the statement of financial condition at fair values. The Company does not designate any derivative instruments as hedging instruments for accounting purposes.
At December 31, 2025, the Company's derivative activities had the following impact on the statement of financial condition:

Type of Instrument	Financial Condition Location	Assets	Liabilities	Net
Futures contracts - Open trade equity	Receivable from clearing brokers	$ 814,000	$ 135,000	$ 679,000
Options on futures contracts	Securities and derivatives owned and Securities and derivatives sold, not yet purchased	52,000	1,000	51,000
Equity options	Securities and derivatives owned and Securities and derivatives sold, not yet purchased	367,000	373,000	(6,000)

Note 7.   Related Party Transactions

The Company relies on DV Group's exchange memberships with a fair value of $1,033,000 for member firm privileges on certain exchanges. There were no amounts due to or receivable from DV Group. Eligible employees of the Company may participate in the 401(k) plan of DV Group.

At December 31, 2025, the Company owed $4,300 to the affiliate and is included in accounts payable and accrued expenses.

Note 8.   Indemnifications and Guarantees

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

The Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees. Such contracts included written option contracts. Written options obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

Note 9.   Financial Instruments with Off-Balance-Sheet Risk

The Company enters into transactions in a variety of cash and exchange-traded derivative financial instruments, including futures, options on futures contracts and equity options. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: Exchange-traded derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the fair values of the underlying financial instruments may result in changes in the value of the financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the Company's proprietary inventories, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify, or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company manages its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

The Company has also sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of financial conditions at December 31, 2025, at fair values of the related securities and would incur a loss if the fair value of the securities increases subsequent to December 31, 2025.

Credit risk and concentration of credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts. Exchange-traded financial instruments, such as financial futures contracts and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

The Company enters into various transactions with broker-dealers and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash deposits.

Note 10.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1 under the Securities Exchange act of 1934). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items". Equity withdrawals are subject to certain notifications and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2025, the Company had net capital of $30,594,000 and net capital requirements of $250,000, respectively.

Note 11.   Subsequent Events

The Company has not identified any other subsequent events for potential recognition and/or disclosure through the date of the audit report.